EXHIBIT 99.1

Transparency notification pursuant to Article 14 of the Law of May 2, 2007

REGULATED INFORMATION
PRESS RELEASE

Transparency notification
pursuant to Article 14 of the Law of May 2, 2007

Leuven (Belgium) - January 3, 2018, 22:00h CEST - TiGenix NV (Euronext Brussels and Nasdaq: TIG; "TiGenix") publishes today a transparency notification pursuant to Article 14 of the Belgian Law of May 2, 2007 regarding the publication of major holdings in issuers whose securities are admitted to trading on a regulated market and including various provisions.

Summary of the notification

On January 2, 2018, TiGenix received a transparency notification from JPMorgan Chase & Co., following the disposal of voting securities or voting rights in TiGenix on December 28, 2017, after which JPMorgan Chase & Co. (through its subsidiary J.P. Morgan Securities LLC) holds 7,956,525 voting rights in TiGenix (2.90% of the total number of voting rights). As a result the participation of JPMorgan Chase & Co. has fallen below the 3% threshold.

Content of the notification

Date of the notification: January 2, 2018.

Reason of the notification: disposal of voting securities or voting rights; downward crossing of the lowest threshold.

Person subject to the notification requirement: JPMorgan Chase & Co. (with address at c/o CT Corporation, 1209 Orange Street, Wilmington, DE19801, USA), who is a parent undertaking/controlling person.

Date on which the threshold was crossed: December 28, 2017.

Threshold that was crossed: 3%.

Denominator: 274,287,190.

Details of the notification: following the disposal of voting securities or voting rights, the number of voting rights was as follows:
-       JPMorgan Chase & Co. held 0 voting securities; and
-       J.P. Morgan Securities LLC held 7,956,525 voting securities (2.90% of the total number of voting rights).

Chain of controlled undertakings through which the holdings are effectively held: J.P. Morgan Securities LLC is controlled by J.P. Morgan Broker - Dealer Holdings Inc., which is controlled by JPMorgan Chase Holdings LLC, which is controlled by JPMorgan Chase & Co.

Additional information: this position refers to third party shares where rights of use are held.

This press release and the above-mentioned transparency notification can be consulted on our website:

- press release: http://tigenix.com/news-media

- notifications: http://tigenix.com/investors/share-information/shareholder-overview

For more information:

TiGenix
Claudia Jiménez
Senior Director Investor Relations and Communications
Tel: +34918049264
Claudia.jimenez@tigenix.com

About TiGenix

TiGenix NV (Euronext Brussels and Nasdaq: TIG) is an advanced biopharmaceutical company developing novel therapies for serious medical conditions by exploiting the anti-inflammatory properties of allogeneic, or donor-derived, stem cells.

TiGenix lead product, Cx601, has successfully completed a European Phase III clinical trial for the treatment of complex perianal fistulas - a severe, debilitating complication of Crohn's disease. Cx601 has been filed for regulatory approval in Europe and a global Phase III trial intended to support a future U.S. Biologic License Application (BLA) started in 2017. TiGenix has entered into a licensing agreement with Takeda, a global pharmaceutical company active in gastroenterology, under which Takeda acquired the exclusive right to develop and commercialize Cx601 for complex perianal fistulas outside the U.S. TiGenix' second adipose-derived product, Cx611, is undergoing a Phase I/II trial in severe sepsis - a major cause of mortality in the developed world. Finally, AlloCSC-01, targeting acute ischemic heart disease, has demonstrated positive results in a Phase I/II trial in acute myocardial infarction (AMI). TiGenix is headquartered in Leuven (Belgium) and has operations in Madrid (Spain) and Cambridge, MA (USA). For more information, please visit www.tigenix.com.